UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

(formerly Tri-lateral Venture Corporation)

#604 – 750 West Pender Street

Vancouver, BC V6C 2T7

Item 2.	Date of Material Change

March 20, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated March 8, 2006 disseminated via Canada Stockwatch, Market News and Businesswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces that it has entered into a letter of intent with Aztec Copper Inc. of Arizona to option Aztec’s La Reforma property in southwest Chihuahua State, Mexico in consideration for the total payment of $1,400,000, the issuance of up to 2,500,000 shares and total exploration expenditures of $5,600,000, over a period of five years. The Company will have 45 days to conduct due diligence on the property and will not be required to make any payments or issue any shares until the conclusion of the due diligence process.

The Company also announces that it has arranged a private placement of up to 1,000,000 units at US$0.50 per unit. Each unit will consist of one common share and one warrant with each warrant entitling the holder to acquire an additional share at an exercise price of US$0.80 per share for a period of one year from the date of issuance.

The Company further announces that Steve Bajic has been appointed a director and Interim President of the Company. Mr. Bajic replaces Greg Burnett who is resigning as Vice President and director to focus on other business opportunities.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose,

financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

A copy of the Letter Agreement is filed with this Material Change Report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Sweatman

Director

604.684.4312

Item 9.	Date of Report

March 20, 2006.

PAN AMERICAN GOLD CORPORATION

/s/ Michael Sweatman
Michael Sweatman, Director

Pan American Gold Corporation

News Release

March 20, 2006	(PNAMF:OTC:BB)

PAN AMERICAN OPTIONS MEXICAN SILVER PROPERTY, ADDS NEW DIRECTOR AND ANNOUNCES

US$500,000 PRIVATE PLACEMENT

Pan American Gold Corporation (PNAMF:OTC:BB)

Pan American is pleased to announce that is has entered into a letter of intent with Aztec Copper Inc. of Arizona, to option Aztec’s La Reforma property in southwest Chihuahua State, Mexico.

SUMMARY OF TERMS

Pan American will have 45 days to conduct due diligence and will not be required to make any of the following payments until the conclusion of the due diligence process.

The terms of the option are as follows:

	Amount	Shares	Exploration Committment
45 days from signing	$250,000	150,000
1st Anniversary	$250,000	350,000	$250,000
2nd Anniversary	$300,000	500,000	$750,000
3rd Anniversary	$300,000	750,000	$1,000,000
4th Anniversary	$300,000	750,000	$1,500,000
5th Anniversary			$2,100000
	$1,400,000	2,500,000	$5,600,000

The Company will earn a 70% interest in the property after completion of the above noted payments, share issuances and exploration expenditures. Pan American will have a further option to acquire the remaining 30% 90 days after the 5th anniversary by fully assuming all exploration and property obligations relating to the property, by completing and delivering an industry standard feasibility study that demonstrates positive feasibility on a deposit size that is equal to or greater than what was mined in the past.

PROPERTY DESCRIPTION

The property lies close to the town of Choix, Sinaloa and has ready access to paved highway and rail transportation. The northern border of the property is served by the mainline Chihuahua al Pacífico railway that connects to the Port of Topolobampo, 150 km west.

La Reforma is a 7,038 hectare (approximate) mineral tenure located over the historic La Reforma mine. Historical production of Pb, Zn, Ag, and Cu from the La Reforma mine was done by a direct subsidiary of Industrias Peñoles – Compania Minera La Campaña, S.A., during the period between 1968 and 1980. Peñoles historical production records show that 1,800,000 tonnes at a grade of 91.62 g/t Ag, 1.90% Pb, 7.44% Zn, and 0.63% Cu was mined during that period. Some additional resources lie within the mine workings, but have not been examined or verified by the Company’s geologists.

The geological setting of the La Reforma Mine is complex consists of Mesozoic age, carbonate rich, meta-sedimentary and meta-volcanic rocks which are intruded by several phases of intrusive rocks from Cretaceous to Miocene time. In addition there are Tertiary-aged volcanic rocks including voluminous rhyolitic ignimbrites and andesite.

The mineralization in the La Reforma Mine is massive to semi-massive sulphide composed mainly of sphalerite, galena and chalcopyrite. The sulphide is contained in irregular bodies of skarn, developed in marble and calcareous sediments near their contact with a porphyritic, aplitic intrusive. This intrusive may represent a peripheral portion of a granodiorite or granite pluton.

There is an excellent potential for additional deposits of Pb-Zn-Ag-Cu sulphides near the present workings of the La Reforma Mine. Underground workings extend into several areas that warrant additional drill testing. Two known Pb-Zn-Ag-Cu and Cu mineralized skarn zones occur within a kilometer of the La Reforma mine – El Chapote and Chapote Sur. These have been drilled and are at least partially developed by underground workings. In addition there appears to be exploration potential to the north-northeast of the mine in the contact area between intrusive and older meta-volcanic and meta-sedimentary rocks.

Several prospects and mineralized showings occur in the area around the La Reforma Mine. These consist of moderate to high-grade polymetallic, metasomatic contact-type deposits, and polymetallic to precious metal-rich veins. Mineralization types reported to date are interpreted to be similar to those found in the upper portions of porphyry-Cu environments, where intrusive rocks have altered and mineralized the host country rock. Therefore the area around La Reforma is potentially prospective for the discovery of Cu-porphyry-style mineralization and epithermal Au-Ag mineralization as well.

A large exploration project is active on the Bahuerachi property of Tyler Resources Inc. that abuts La Reforma property on the east, and exploration is planned for the large Santo Tomas Cu-porphyry deposit of Aztec Copper Inc. (previously owned by ASARCO) that abuts the southern property boundary.

PRIVATE PLACEMENT

The Company is also pleased to announce that it has arranged a private placement of up to 1 million units at US$0.50 per unit. Each unit will be comprised of one share and one warrant with each warrant entitling the holder to acquire an additional share at an exercise price of US$0.80 per share for a period of 1 year from the date of issuance. Gross proceeds of the placement will be US$500,000.

NEW DIRECTOR

The Company further announced that that Steve Bajic has been appointed as a director and Interim President. He replaces Greg Burnett who is resigning as Vice President and a director to focus on other business opportunities. The Board wishes to thank Mr Burnett for his efforts.

Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, statements regarding potential mineralization and reserves, exploration results, development or production programs, and future plans and objectives of Pan American Gold Corporation. Actual results relating to, among other things, reserves, results of exploration, capital costs, drilling programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements. Factors affecting forward-looking statements include: the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American Gold Corporation's mining properties; changes in the operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American Gold Corporation develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American Gold Corporation operates; technological, mechanical and operational difficulties encountered in connection with Pan American Gold Corporation's mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in our annual report on Form 20-F and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

For further information contact PAN AMERICAN GOLD CORPORATION at 604-608-4740.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Director

Date: March 20, 2006